

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

<u>Via E-mail</u>
Mr. Steven R. Saltzman
Vice President - Finance
Resource Real Estate Opportunity REIT
One Commerce Square
2005 Market Street, 15th Floor
Philadelphia, PA 19103

    RE: **Resource Real Estate Opportunity REIT**
                 Form 10-K for the Fiscal Year Ended December 31, 2011
                 Filed March 30, 2012
                 File No. : 0-54369

Dear Mr. Saltzman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Daniel L. Gordon

                      Daniel L. Gordon
                      Branch Chief